                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                             HIGH SPEED ACCESS CORP.
                                (Name of Issuer)



                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)



                                   42979U-102
                                 (CUSIP Number)



                               David A. Jones, Jr.
                            1650 National City Tower
                             101 South Fifth Street
                           Louisville, Kentucky 40202
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|.


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CUSIP No. 42979U-102             13D                          Page 2 of 6 Pages




1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JG Funding, LLC


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  |_|
          (b)  |_|


3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kentucky


  NUMBER OF              7    SOLE VOTING POWER
   SHARES                     0
BENEFICIALLY
  OWNED BY               8    SHARED VOTING POWER
   EACH                       0 - See Introductory Statement below.
 REPORTING
  PERSON                 9    SOLE DISPOSITIVE POWER
   WITH                       0

                         10   SHARED DISPOSITIVE POWER
                              0 - See Introductory Statement below.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

          0


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES  |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0

14        TYPE OF REPORTING PERSON

          00

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CUSIP No. 42979U-102               13D                        Page 3 of 6 Pages




1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Chrysalis Ventures, LLC


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  |_|
          (b)  |_|


3         SEC USE ONLY



4         SOURCE OF FUNDS

          Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kentucky



  NUMBER OF              7    SOLE VOTING POWER
   SHARES                          1,561,607*
BENEFICIALLY
  OWNED BY               8    SHARED VOTING POWER
   EACH                            0
 REPORTING
  PERSON                 9    SOLE DISPOSITIVE POWER
   WITH                            1,561,607*

                         10   SHARED DISPOSITIVE POWER
                                   0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

          1,561,607*

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES  |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          2.88%

14        TYPE OF REPORTING PERSON

          00

*See response to Item 5


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CUSIP No. 42979U-102               13D                        Page 4 of 6 Pages



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David A. Jones, Jr.


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  |_|
          (b)  |_|


3         SEC USE ONLY



4         SOURCE OF FUNDS

          Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kentucky



  NUMBER OF              7    SOLE VOTING POWER
   SHARES                     528,358*
BENEFICIALLY
  OWNED BY               8    SHARED VOTING POWER
   EACH                       0
 REPORTING
  PERSON                 9    SOLE DISPOSITIVE POWER
   WITH                       528,358*

                         10   SHARED DISPOSITIVE POWER
                              0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

          528,358*

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES  |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          .98%

14        TYPE OF REPORTING PERSON

          IN

*See response to Item 5


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                             INTRODUCTORY STATEMENT


                  Reference is made to that certain Schedule 13D dated June 21, 1999 filed by the Reporting Persons named herein with respect to the common stock, $.01 par value per share ("Common Stock") of High Speed Access Corp., a Delaware corporation (the "Issuer"). Item 5 of this Amendment No. 1 reflects the Reporting Persons' beneficial ownership of less than 5% of the Issuer's Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


         a. The beneficial ownership of the Common Stock by each Reporting Person is as follows, based on the 54,184,191 shares of the Common Stock outstanding as of November 5, 1999:

              Chrysalis Ventures, LLC         1,561,607 shares     2.88%
              David A. Jones, Jr.<F1>           528,358 shares      .98%
              Total <F2>                      2,089,965 shares     3.86%

<F1>Includes  27,125  shares which Mr. Jones has the right to acquire  within 60 days pursuant to a stock option agreement between Mr. Jones and the Issuer.
<F2>By virtue of his ownership of voting securities of Chrysalis Ventures,  LLC,
Mr. Jones may be deemed to beneficially own the total number of shares beneficially owned by Chrysalis Ventures, LLC, and may be deemed to share with it the right to vote and dispose of such shares. Mr. Jones owns approximately 99% of the outstanding voting securities of Chrysalis Ventures, LLC.

         b. Each of the following Reporting Persons has sole voting and dispositive power with respect to the following shares:

              Chrysalis Ventures, LLC         1,561,607 shares     2.88%
              David A. Jones, Jr.<F1>           528,358 shares      .98%
              Total <F2>                      2,089,965 shares     3.86%

<F1> See note <F1> in response to Item 5(a) above.
<F2> See note <F2> in response to Item 5(a) above.

         c. The following transactions in the Common Stock of the Issuer were effected during the past sixty days by the Reporting Persons:

Transaction 1:
     (1)  Identity of the person who effected the transaction:  JG Funding, LLC.
     (2)  The date of the transaction:  December 31, 1999.
     (3)  The amount of the securities involved:  4,000,000 shares.
     (4)  The price per share or unit:  not applicable.
     (5) Where and how the transaction was effected: By the distribution of 4,000,000 shares of the Issuer's common stock held by JG Funding, LLC to the limited liability company members of JG Funding, LLC, including 741,430 shares to Chrysalis Ventures, LLC, which transfers were effected on December 31, 1999.

Transaction 2:
     (1)  Identity of the person who effected the transaction:
           Chrysalis Ventures, LLC.
     (2)  The date of the transaction:  December 31, 1999.
     (3)  The amount of the securities involved:  723,304 shares.
     (4)  The price per share or unit:  not applicable.
     (5) Where and how the transaction was effected: By the distribution of 723,304 shares of the Issuer's common stock held by Chrysalis Ventures, LLC to the limited liability company members of Chrysalis Ventures, LLC, including 489,775 shares to David A. Jones, Jr., which transfers were effected on December 31, 1999.

         d. To the knowledge  of the Reporting  Persons, except as  set forth in
Item 5(a) above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Persons.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 26, 2000                   By: /S/ DAVID A. JONES, JR.
                                       David A. Jones, Jr.
                                       Attorney-in-Fact on behalf of each of the
                                       Reporting Persons*

* Pursuant to the Agreement among Reporting Persons dated June 14, 1999 for the filing of a single Schedule 13D pursuant to Rule 13d-1(f)(1), each Reporting Person has authorized David A. Jones, Jr. to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.